[Dana Corporation Letterhead]

June 1, 2006	Via EDGAR and Facsimile (202-772-9202)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attn: Linda Cvrkel, Branch Chief

Re:	Dana Corporation
Form 10-K for the Fiscal year Ended December 31, 2005
File No. 1-1063
Dear Ms. Cvrkel:
On behalf of Dana Corporation (the Company), I am providing the following responses to the comments of the Staff of the Securities and Exchange Commission (the Commission) set forth in your letter dated May 17, 2006, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the Filing).
Note 15. Impairments, Discontinued Operations, Divestitures and Realignment of Operations, page 90
Discontinued Operations, page 91
1.	Comment: We note from your disclosure that on October 17, 2005, your board approved the plan to sell the engine hard parts, fluid products, and pump products businesses, and beginning in the fourth quarter of 2005, the businesses were classified as “held for sale” and as discontinued operations within your consolidated financial statements. We also note that you recorded realignment and impairment charges of $290 million and additional charges of $121 million during the quarters ended September 30, 2005 and December 31, 2005, respectively to reduce the businesses to net realizable value. Based on such disclosures, it appears that you have measured your “held for sale” assets on a net realizable value basis rather than at the lower of its carrying amount or fair value less costs to sell as prescribed in paragraph 34 of SFAS No. 144. Please clarify for us and explain how your accounting treatment complies with the guidance noted above. If the difference between the net realizable value of the assets and amount representing the lower of the carrying amount or fair value less costs to sell is immaterial, please revise future filings to clarify this fact and provide us with your analysis which supports your conclusion(s).

Response: In determining the impairment charges discussed in the Filing with respect to its engine hard parts, fluid products and pump products businesses, the Company did, in fact, measure these “held for sale” assets on the basis of lower of carrying value or fair value less costs to sell as prescribed in paragraph 34 of SFAS No. 144. The phrase “net realizable value” was intended to have the same meaning as fair value less costs to sell. The Company has clarified the language in its Form 10-Q for the quarterly period ended March 31, 2006 (First Quarter 2006 Report). The Company will use the clarified language in future filings.

2.	Comment: Please revise your table on page 93 in future filings to include prior year comparative information for the assets and liabilities associated with discontinued operations reported in your consolidated balance sheets.

Response: The Company has revised its table showing assets and liabilities associated with discontinued operations reported in its consolidated balance sheets as of the reporting date to include comparative information in its First Quarter 2006 Report. The Company will continue to include comparative balance sheet information in future filings, where applicable.
Realignment of Operations, page 93
3.	Comment: For each reportable segment, you are required to disclose the total amount of costs expected to be incurred in connection with the exit or disposal activity, the amount incurred in the period and cumulative amount incurred to date net of any adjustment to the liability with any explanation of the reasons thereof. Refer to paragraph 20(d) of SFAS No. 146. In this regard, please confirm to us that you will comply with all disclosure requirements of SFAS No. 146 in future filings, where applicable.

Response: The Company has complied in its First Quarter 2006 Report with the disclosure requirements of SFAS No. 146, including the requirement under paragraph 20(d) to disclose for each reportable segment the total amount of costs expected to be incurred in connection with exit and disposal activities, the amount incurred in the period, and the cumulative amount incurred to date net of any adjustment to the liability, with an explanation of the reasons therefor. The Company will continue to comply with such requirements in future filings, where applicable.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in its review of the Filing or in its response to the Staff’s comments on the Filing.
If you have any questions with respect to the foregoing responses, please contact me at the letterhead address.
Very truly yours,
/s/ Kenneth A. Hiltz
Kenneth A. Hiltz
Chief Financial Officer